UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4)

Celanese AG

(Name of Subject Company (issuer))

Blackstone LR Associates (Cayman) IV Ltd.

Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
BCP Caylux Holdings Luxembourg S.C.A.
Celanese Europe Holding GmbH & Co. KG
(Names of Filing Persons (Offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(CUSIP Number of Class of Securities)

Chinh Chu

Celanese Europe Holding GmbH & Co. KG
c/o The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation* $394,945,402.83	Amount of filing fee** $50,039.58

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,733,241 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 41.92 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on August 31, 2004 of EUR 1 = $1.2183. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of June 30, 2004 (excluding shares held by Celanese AG in treasury) and the number of shares owned by Celanese Europe Holding GmbH & Co. KG as of September 2, 2004.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to 0.01267% of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$50,039.58
Form or Registration No.:	Schedule TO
Filing Party:	Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Crystal Holdings Ltd. 2
BCP Caylux Holdings Luxembourg S.C.A.
BCP Crystal Acquisition GmbH & Co. KG
Date Filed:	September 2, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                ☒ third-party tender offer subject to Rule 14d-1.

                ☐ issuer tender offer subject to Rule 13e-4.
                ☐ going-private transaction subject to Rule 13e-3.
                ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 4 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, BCP Caylux Holdings Luxembourg S.C.A. and BCP Crystal Acquisition GmbH & Co. KG on September 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the mandatory offer (the “Offer”) by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a German limited partnership (the “Bidder”), required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, (other than Celanese Shares owned by the Bidder or held by Celanese AG in treasury) at a purchase price of EUR 41.92 in cash per Celanese Share, with interest in the circumstances and at the rate described in the Offer Document, which was originally filed as Exhibit (a)(1)(A) to the Schedule TO on September 2, 2004 (the “Offer Document”) and the related Letter of Transmittal and the instructions thereto, a copy of which was originally filed as Exhibit (a)(1)(B) to the Schedule TO on September 2, 2004. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

      Item 1 of Schedule TO is hereby amended and supplemented by the following information:

(1) Section I, “Summary of the Offer,” of the Offer Document is hereby amended and supplemented by:

(A) inserting the following two sentences after the second sentence of third paragraph of the response to the question, “How much time do I have to decide whether to tender my registered ordinary shares of Celanese AG?” in the sub-section titled “Initial Acceptance Period and Subsequent Acceptance Period”:

“On January 3, 2005 we announced the extension of the subsequent acceptance period to April 1, 2005 due to the institution of award proceedings (Spruchverfahren) by dissenting shareholders and the subsequent ongoing review of the fair cash compensation by the applicable German court. Shareholders should note that the subsequent acceptance period may be further extended beyond April 1, 2005 as a result of the continuation of such award proceedings and such extension may continue until such date which is two months after the date on which the final decision on the last motion ruled on such proceedings has been announced in the Federal Gazette (Bundesanzeiger).”

(B) deleting the fourth paragraph of the response to the question, “How much time do I have to decide whether to tender my registered ordinary shares of Celanese AG?” in the sub-section titled “Initial Acceptance Period and Subsequent Acceptance Period”.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

      Items 3(a), (b) and (c) of the Schedule TO is hereby amended and supplemented by the following information:

(1) Section III.1, “Companies Involved — Description of the Bidder, the Acquisition Entities and Blackstone” of the Offer Document is hereby amended and supplemented by:

(A) all references in the Offer Document to “BCP Crystal Acquisition GmbH & Co. KG” are deemed to be references to “Celanese Europe Holding GmbH & Co. KG”;

(B) all references in the Offer Document to “Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.”, to the extent they refer to such entity on or after November 3, 2004, are deemed to be references to “Celanese Corporation,” a Delaware corporation, with its registered office at c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801;

(C) Inserting the following sentence at the end of the first paragraph thereof:

“The Bidder commenced the Offer under the name “BCP Crystal Acquisition GmbH & Co. KG” which name was changed on October 19, 2004 to “Celanese Europe Holding GmbH & Co. KG” and registered in the commercial register of Celanese Europe Holding GmbH & Co. KG on December 17, 2004.”

(D) deleting the Structure Chart in the second paragraph thereof and replacing that chart with the following Structure Chart:

(E) all references in the Offer Document to “BCP Management GmbH” are deemed to be references to “Celanese Europe Management GmbH”;

(F) Inserting the following sentence at the end of the third paragraph thereof:

“On October 19, 2004, BCP Management changed its name from “BCP Management GmbH” to “Celanese Europe Management GmbH” and such name change was registered in the commercial register of BCP Management on December 8, 2004.”

(G) all references in the Offer Document to “BCP Crystal Holdings Ltd. 2”, to the extent they refer to such entity on or after November 3, 2004, are deemed to be references to “Celanese Holdings LLC”, a Delaware limited liability company with its registered office in the State of Delaware c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801;

(H) adding the following paragraph after the last paragraph thereof:

“In October — November 2004, Crystal Holdings and certain of its subsidiaries completed a restructuring pursuant to which the Bidder effected, by giving a corresponding instruction under the Domination Agreement, the transfer of all of the shares of CAC from Celanese Holding GmbH, a wholly owned subsidiary of Celanese AG, to BCP Luxembourg which resulted in BCP Luxembourg owning 100% of the equity of CAC and, indirectly, all of its assets, including subsidiary stock. Following the transfer of CAC to BCP Luxembourg, (1) Crystal Holdings 2 contributed substantially all of its assets and liabilities (including all outstanding capital stock of BCP Luxembourg) to BCP Crystal US Holdings Corp. (“US Holdco”), a Delaware corporation, with its registered office in the State of Delaware c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, in exchange for all of the outstanding capital stock of US Holdco; (2) US Holdco assumed substantially all obligations of BCP Luxembourg, including all rights and obligations of BCP Luxembourg under the senior credit facilities, the floating rate term loan and the senior subordinated notes; (3) BCP Luxembourg transferred certain assets, including its equity ownership interest in CAC, to US Holdco; (4) BCP Crystal 2 was reorganized as a Delaware limited liability company and changed its name to “Celanese Holdings LLC”; and (5) Crystal Holdings was reorganized as a Delaware corporation and changed its name to “Celanese Corporation”. US Holdco, at its discretion, may subsequently cause the liquidation of BCP Luxembourg. As a result of these transactions, US Holdco holds 100% of CAC’s equity and, indirectly, all equity owned by CAC in its subsidiaries. In addition, US Holdco holds, indirectly, all of the registered ordinary shares of Celanese AG held by the Bidder.”

ITEM 4.	TERMS OF THE TRANSACTION.

      Items 4(a)(1)(i)-(viii) of Schedule TO are hereby amended and supplemented by the following information:

(1) As required under German law, the Offer has been extended and will continue until April 1, 2005, unless further extended pursuant to German law. The Offer may be further extended beyond April 1, 2005 as a result of the continuation of award proceedings (Spruchverfahren).

(2) Section IV.3(e) “Background and Objective of the Offer — Intentions of the Bidder with Regard to Celanese AG — Proposed Transfer of Celanese Americas Corporation; Other Proposed Restructurings” of the Offer Document is hereby amended and supplemented by incorporating by reference the last paragraph of Section III.1 of the Offer Document, as amended and supplemented in the manner described in paragraph (1)(H) of Item 3 of this Amendment

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Items 5(a) and (b) of the Schedule TO is hereby amended and supplemented by incorporating by reference Section IV.3(e) “Background and Objective of the Offer — Intentions of the Bidder with Regard to Celanese AG — Proposed Transfer of Celanese Americas Corporation; Other Proposed Restructurings” of the Offer Document, as amended and supplemented in the manner described in Item 4 of this Amendment.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Items 8(a) and (b) of the Schedule TO are hereby amended and supplemented by incorporating by reference Section III.1, “Companies Involved — Description of the Bidder, the Acquisition Entities and Blackstone” of the Offer Document, as amended and supplemented in the manner described in Item 3 of this Amendment.

ITEM 11.	ADDITIONAL INFORMATION.

      Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by the following information:

Section X. “Certain Legal Matters” of the Offer Document is hereby amended and supplemented by deleting the paragraph and replacing that paragraph with the following paragraphs:

“Celanese AG is a defendant in the following nine consolidated actions brought by minority shareholders during August 2004 in the Frankfurt District Court (Landgericht):

•	Mayer v. Celanese AG

•	Knoesel v. Celanese AG

•	Allerthal Werke AG and Dipl.-Hdl. Christa Götz v. Celanese AG

•	Carthago Value Invest AG v. Celanese AG

•	Prof. Dr. Ekkehard Wenger v. Celanese AG

•	Jens-Uwe Penquitt & Claus Deiniger Vermögensverwaltung GbR v. Celanese AG

•	Dr. Leonhard Knoll v. Celanese AG

•	B.E.M. Börseninformations-und Effektenmanagement GmbH v. Celanese AG

•	Protagon Capital GmbH v. Celanese AG

Further, two minority shareholders have joined the proceedings via a third party intervention in support of the plaintiffs. The Bidder has joined the proceedings via a third party intervention in support of Celanese AG. On September 8, 2004, the Frankfurt District Court consolidated the nine actions. Among other things, these actions request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004 based on allegations that include the alleged violation of procedural requirements and information rights of the shareholders. Further, on August 2, 2004, two minority shareholders instituted public register proceedings with the Konigstein Local Court (Amtsgericht) and the Frankfurt District Court, both with a view to have the registration of the Domination Agreement in the Commercial Register deleted (Amtsloschungsverfahren). These actions are based on an alleged violation of procedural requirements at the extraordinary general meeting, an alleged undercapitalization of the Bidder and Blackstone and an alleged misuse of discretion by the competent court with respect to the registration of the Domination Agreement in the Commercial Register. Based upon information available as of January 3, 2005, the outcome of the foregoing proceedings cannot be predicted with certainty. The time period to bring forward challenges has expired. The amounts of the fair cash compensation (Abfindung) and of the guaranteed fixed annual payment (Ausgleich) offered under the Domination Agreement may be increased in special award proceedings (Spruchverfahren) initiated by minority shareholders, which may further reduce the funds the Bidder can otherwise make available to us. As of January 3, 2005, several minority shareholders of Celanese AG have initiated special award proceedings seeking court’s review of the amounts of the fair cash compensation (Abfindung) and of the guaranteed fixed annual payment (Ausgleich) offered under the Domination Agreement. As of January 3, 2005, pleadings by several minority shareholders have been served on the Bidder. As a result of these proceedings, the amounts of the fair cash compensation (Abfindung) and of the guaranteed fixed annual payment (Ausgleich) could be increased by the court so that all minority shareholders including those who have already tendered their shares into the mandatory offer and have received the fair cash compensation could claim the respective higher amounts.”

      Item 11(b) of the Schedule TO is hereby amended and supplemented by incorporating by reference the cover page of the Offer Document, as amended and supplemented in the manner described in Item 4 of this Amendment.

ITEM 12.	EXHIBITS.

      Item 12 of Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(5)(A)	Press Release of the Bidder, dated January 3, 2005.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2005

BLACKSTONE LR ASSOCIATES
(CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES
(CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its
general partner

By:	/s/ CHINH CHU

Name: Chinh Chu

Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) IV L.P.

By: Blackstone Management Associates
(Cayman) IV L.P., its general
partner

By: Blackstone LR Associates (Cayman) IV Ltd.,
its general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) LTD. 1

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Director

CELANESE CORPORATION

By:	/s/ DAVID N. WEIDMAN

Name: David N. Weidman
Title: President and Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Manager

CELANESE HOLDINGS LLC

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Manager

BCP CRYSTAL US HOLDINGS CORP.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: President

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By: BCP Caylux Holdings Ltd. 1, its
general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

CELANESE EUROPE HODLING GMBH & CO. KG

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person